

June 12, 2026

Thomas Equels
Chief Executive Officer
AIM ImmunoTech Inc.
2117 SW Highway 484
Ocala, FL 34473

> **Re: AIM ImmunoTech Inc.**
> **Registration Statement on Form S-1**
> **Filed June 08, 2026**
> **File No. 333-296588**

Dear Thomas Equels:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Faith Charles, Esq.